UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)1

United Community Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90984R 101
(CUSIP Number)

January 9, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [x]  Rule 13d-1(b)

       [  ]  Rule 13d-1(c)

       [  ]  Rule 13d-1(d)

_________________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 90984R 101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: United Community Bank Employee Stock Ownership Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 274,307
	6	SHARED VOTING POWER 129,085
	7	SOLE DISPOSITIVE POWER 403,392
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,392
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.83% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 5,149,997 shares outstanding as of January 9, 2013.

Page 3 of 5 Pages

Securities and Exchange Commission
Washington, DC  20549

Item 1    (a).      Name of Issuer: Fraternity Community Bancorp, Inc.

(b).      Address of Issuer’s Principal Executive Offices:

94 Walnut Street
Lawrenceburg, Indiana 47025

Item 2 (a).         Name of Person Filing:

United Community Bank Employee Stock Ownership Plan Trust
Trustee: First Bankers Trust Services, Inc.
               2321 Kochs Lane
               P.O. Box 4005
               Quincy, Illinois 62305

(b).      Address of Principal Business Office:

94 Walnut Street
Lawrenceburg, Indiana 47025

(c).      Citizenship:  See page 2, Item 4

(d).      Title of Class of Securities:  Common Stock, par value $0.01 per share.

(e).      CUSIP Number: 90984R 101

Item 3.                If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f).      [X]    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.              Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a).      Amount Beneficially Owned:   See page 2, Item 9

Page 4 of 5 Pages

(b).	Percent of Class: See page 2, Item 11

(c).	Number of Shares as to Which the Person Has:

(i)	Sole power to vote or to direct the vote: See page 2, Item 5

(ii)	Shared power to vote or to direct the vote: See page 2, Item 6

(iii)	Sole power to dispose or to direct the disposition of: See page 2, Item 7

(iv)	Shared power to dispose or to direct the disposition of: See page 2, Item 8

Item 5.            Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.            Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2013
Date

By: /s/ Linda J. Shultz
Signature

First Bankers Trust Services, Inc., as Trustee
Linda J. Shultz, Trust Officer
Name/Title